Mail Stop 4561

September 6, 2007

John Robert Thorson
Senior Vice President and Chief Financial Officer
Westamerica Bancorporation
1108 Fifth Avenue
San Rafael, California 94901

> **Re:** **Westamerica Bancorporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 001-9383**

Dear Mr. Thorson:

We have reviewed your supplemental response letter dated August 23, 2007 and have the following comment.

Form 10-K for the Fiscal Year Ended December 31, 2006
Composition of Allowance for Loan Losses, page 29

1. In your response you explain the changes that occurred in the unallocated allowance between December 31, 2005 and December 31, 2006, were primarily due to changes in the qualitative risk assessment in five categories. Please tell us the following so that we may better understand your unallocated allowance:

    - the amounts allocated to each of the eleven categories at December 31, 2006;

    - the process you have in place to determine the quantitative impact of a change in each of the risk categories, and;

    - what the quantitative impact was for each of the changes in the five risk categories discussed in your response.

    Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3490 if you have questions.

Sincerely,

Donald Walker
Senior Assistant Chief
Accountant